January 4, 2016

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated December 4, 2014 File No. 002-69494 Form 10-K for the Fiscal Year Ended December 31, 2014 Filed April 15, 2015 Response dated November 20, 2015

This letter is in response to the Staff letter dated December 4, 2015 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: As discussed with Staff and reported, we have repeatedly over the course of several months contacted the outside mine contractor, which procured the equipment and other items at issue, to provide the breakdown and substantiation. We have also repeatedly contacted the mine contractor’s outside counsel. We have and continue to work diligently to get the information requested but it has not been provided. If necessary, we will resort to legal action to obtain the back up, but hope this can be avoided. Once we do receive the information necessary, we will amend, on a prospective basis, our disclosures and classifications in accordance with Industry Guide 7. Until we receive the substantiation, however, we can only use the reporting we have made, and do not see an alternative basis for reporting.

Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc:	Van Krikorian
John E. Schmeltzer, III, Esq.